UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer



PETROBRAS

# PETROBRAS DAY 2021

# INVESTING RESPONSIBLY

VALUE CREATION • ENVIRONMENT • SOCIAL • GOVERNANCE

# DISCLAIMER

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2021 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

**Cautionary statement for US investors**

**We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X**

# STRATEGIC PLAN

## Petrobras 2022-2026

- Debt under control
- Value creation and distribution
- Investing responsibly
- Focus on resilient assets
- Net Zero ambition and governance for profitable diversification
- Refining modernization and quality of products
- Open markets: oil products and natural gas
- New frontier Equatorial Margin

# 2022 TARGETS

| GHG Index[1] | Spilled volume | ΔEVA®[2] | TRI[3] |
| --- | --- | --- | --- |
| **E&P** 16,5 kg$CO_2$e/boe **Refining** 39,2 kg$CO_2$e/CWT | **120 $m^3$** Alert limit | **US$ 2 billion** | **< 0,7** Alert limit |

**AMBITION: ZERO FATALITIES AND ZERO LEAKAGE**

*[1] IAGEE: compliance with greenhouse gas targets index.*
*[2] Should gross debt exceed US$ 65 billion, the metric score will be counted as zero.*
*[3] Total Recordable Injuries per million man-hours.*

## ROBERTO ARDENGHY

*Chief Institutional Relationship and Sustainability Officer*

# NET ZERO AMBITION

Achieve Net Zero emissions (scopes 1 and 2) in activities under our control within a timeframe compatible with the Paris Agreement

Influence partners to achieve the same ambition in assets in which we are non-operating partners



LEADERSHIP TO ACCELERATE THE ENERGY TRANSITION
Towards NET ZERO operations
LEADING The oil and gas industry
Acting to help DECARBONIZE society
CARBON REDUCTION THROUGH INVESTMENTS AND COLLABORATION

Supported by MACC Curve (Marginal Abatement Cost Curve)

Decision aligned with OGCI - Oil and Gas Climate Initiative, of which we have been a member since 2018

# WE ARE AMONG THE MOST CARBON EFFICIENT IN THE WORLD

## CARBON INTENSITY E&P

*kg$CO_2$e/boe produced*



-48%
30.0
15.7
10.0
9.3
2009
9M21
Búzios
Tupi
Petrobras Average

- Emissions per barrel cut by nearly half in 11 years
- Absolute reductions despite increase in oil and gas production of around 40%
- Large pre-salt fields: 10 kg$CO_2$e/boe produced



1Q
2Q
3Q
4Q
CO2

- Our production is in the 1st quartile in carbon intensity in the offshore O&G industry
- We have the largest offshore $CO_2$ reinjection program in the world in the pre-salt fields and we are pioneers in this sort of CCUS[1] operation
- With award-winning ultra-deepwater $CO_2$ reinjection technologies

[1]*CCUS: Carbon capture, use and storage*

# INVESTMENTS TO STRENGTHEN OUR LOW CARBON POSITIONING

## DECARBONIZATION OF OPERATIONS

(scopes 1 and 2)

- Creation of a decarbonization fund
- *HISEP®*, separation of $CO_2$, methane detection, closed flare, CCUS
- All electric – fully electrified platform*
- Carbon reduction projects in refineries

**CAPEX US$ 1.8 billion + US$ 0.25 billion (fund)**

## BIOPRODUCTS

- Renewable diesel
- Biojet Fuel
- R&D in biobunker

**CAPEX US$ 0.6 billion**

## SKILLS FOR THE FUTURE

(scope 3)

- R&D in modern renewables, products with low carbon footprint and CCUS
- Profitable diversification into new businesses

**CAPEX US$ 0.13 billion**

**CAPEX 2022-2026: US$ 2.8 billion**

** Potential to reduce greenhouse gas emissions by up to 20%. Technology not incorporated in the CAPEX.*

# ADVANCING DECARBONIZATION

## DECARBONIZATION FUND

**US$ 248 million**

- Incentive for the development of solutions, studies and implementation of additional projects that mitigate carbon emissions
- Portfolio approach: selection of projects that reduce emissions with the lowest cost and greatest impact on emissions
- Program to accelerate solutions



# REINFORCING OUR SUSTAINABILITY COMMITMENTS

## CLIMATE CHANGE

1. 25% reduction in absolute operating emissions by 2030
2. Zero routine flaring by 2030[1]
3. 40MM ton $CO_2$ reinjection by 2025 in CCUS[2] projects
4. 32% reduction in carbon intensity in the upstream segment by 2025 (15 kgCO2e/boe, maintained until 2030)
5. 40% reduction in methane emission intensity in the upstream segment by 2025
6. 16% reduction in carbon intensity in the refining segment by 2025, expanding to 30% by 2030 (30 $kgCO_2e/CWT$)

## WATER RESOURCES

7. 50% reduction in freshwater capture in our operations by 2030

## BIODIVERSITY

9. 100% of our facilities with biodiversity action plan by 2025

## WASTE

8. Zero increase in residues generation by 2025

## SOCIAL RESPONSABILITY

10. Investments in social and environmental projects , human rights programs, community relationship and solution to social and environmental problems, involving opportunities for action with our stakeholders and clients of Petrobras products

Carbon commitments related to 2015 base. Other commitments based on 2018.
[1]In accordance to the zero routine flaring initiative of the World Bank

# MORE SOCIAL AND ENVIRONMENTAL ENGAGEMENT GENERATING A POSITIVE IMPACT ON SOCIETY

## HUMAN RIGHTS

- Human Rights training program for 100% of employees
- Human Rights due diligence in 100% of operations
- Actions to promote diversity, providing an inclusive environment

## COMMUNITY RELATIONSHIP

- Community socioeconomic diagnosis in 100% of operations
- Engagement with communities

## SOCIOENVIRONMENTAL INVESTMENTS

- Evaluation and disclosure of the social return of voluntary social and environmental projects
- Development of initiatives that contribute to the solution of social and/or environmental problems



## SALVADOR DAHAN

***Chief Governance and Compliance Officer***

# WE CONTINUE TO STRENGTHEN CORPORATE GOVERNANCE

Board of Directors responsible for approving global policies - commercial strategic management, financial, risks, investments, transaction with related parties and others

Executive Board responsible for managing the business and achieving results, for example; pricing policy - members have personal responsibility to act in line with the Company's interests

Involvement of statutory committees in the deliberations of Officers, Executive Board and Board of Directors

Decision-making process requires support from technical areas and legal and compliance opinion

Independent Governance and Compliance structures, Internal Audit and General Ombudsman

Independent whistleblowing channel, with warranty of anonymity

**PETROBRAS IS SUPERVISED BY SEVERAL CONTROL BODIES**

CVM and SEC (investor protection), CGU (Comptroller General Office), TCU (Federal Court of Accounts), SEST (control of governance practices), CADE (anti-trust body)

# WE CONTINUE TO STRENGTHEN CORPORATE GOVERNANCE

## BRAZILIAN LEGISLATION

- **Corporate Law 6,404/76:** Personal liability of the Board member or Officer who acts to the detriment of the company.
- **State-owned Law 13,303/2016**: nomination rules are barriers to political appointments, barring members of the executive and legislative including relatives, prohibiting conflicts of interest, requiring minimal experience and integrity requirements.

## BY-LAW
### (CHANGED ONLY BY GENERAL MEETING)

- **Directors and Officers Appointment Policy:** contains the law and additional requirements, especially integrity references.
- **Mandatory opinion of the Minority and Audit:** committees in the evaluation of any relevant transaction with the Federal Government.
- **Board of Directors:** more than 40% independent members **(today there are 70%)**
- **Governance and Compliance Officer:** has independence with veto power to report directly to the Board - differentiated process of hiring (headhunter) and dismissal (approval by the Board with at least 1 minority vote)
- If directed by the controlling shareholder to assume obligations to serve the public interest under conditions different from those of the market, **the federal government shall compensate the Company for the difference**

# GENERATING RECOGNITION

Return to *Dow Jones Sustainability Index*

Fulfillment of obligations provided in the agreement with the US Department of Justice (DoJ)

Adherence to good prevention practices to fraud and corruption by the National Prevention Program to Corruption , in partnership with TCU

Transparency Portal reached 1st position in the Comptroller General Office (CGU) ranking

Member of the B3 Corporate Sustainability Index (ISE) and Carbon Efficient Index (ICO2 B3)

ISE B3

Association for Supply Chain Management (ASCM) certification for environmental, ethical and economic excellence in the procurement and supply chain of goods and services

Among the most transparent in Brazil in sustainability, according to the Global Reporting Initiative (GRI)

94% adherence to the Brazilian Code of Corporate Governance

## STRATEGIC PLAN 2022 - 2026

# RODRIGO ARAUJO ALVES

*Chief Financial and*
*Investor Relations Officer*

# FINANCE STRATEGIES

- **Maintain optimal capital structure**
- **Maximize value creation**
- **Mitigate risks through management of liabilities**
- **Commitment to the best capital allocation**



# STRATEGIC PLAN ASSUMPTIONS
*2022-2026*



Brent Prices
(US$/barrel)
72
65
60
55
55
45
50
50
50
50
2022
2023
2024
2025
2026
Real exchange rate
(R$/US$)
5.4
5.3
5.2
5.2
5.1
4.7
4.5
4.3
4.1
2022
2023
2024
2025
2026
Strategic Plan 2022-2026
Strategic Plan 2021-2025

# A STRONGER PETROBRAS GENERATES MORE VALUE FOR SOCIETY

## 58%[1] OF NET CASH GENERATION RETURNS TO SOCIETY



US$ billion
2022-2026
175
175
Cash flow generation after taxes and judicial deposits²
150 -160
Portfolio management
15-25
50-60
60-70
10-15
30-40
5-10
Cash flow from investments³
Dividends
Net amortizations⁴
Leases amortizations
Financial expenses
Sources
Uses

**RETURNS FOR SOCIETY**

- Total taxes and government take: US$ 65-70 billion
- Total estimated dividends for the Government : US$ 20-25 billion

NOTE: Considers US$8 billion of reference cash.

*[1] Dividends paid to the Federal Government plus taxes and government take divided by the cash flow generation after taxes and judicial deposits*
*[2] Considers decommissioning costs of about US$ 1 billion/year*
*[3] Excludes leases classified as total CAPEX*
*[4] Considers funding of US$ 5 billion*

# INCREASE OF CAPEX WITH DEBT UNDER CONTROL
## CAPEX 2022-2026



CAPEX*
US$ billion
E&P – 84%
Corporate – 3%
Trading
& Logistics – 3%
Gas & Energy – 1%
Refining – 9%
1.8
1.8
1.0
6.1
68
57.3



DISTRIBUTION
US$ billion
11
15
15
15
12
8.8
13.0
13.4
12.5
9.5
Committed CAPEX
79%
71%
53%
41%
24%
E&P
Refining
Gas & Energy
Trading & Logistics
Corporate

* - 60% of CAPEX in dollars

# MAIN DRIVERS FOR IMPROVEMENT IN THE NEW SHAREHOLDERS REMUNERATION POLICY

**The achievement of the gross debt target below US$ 60 billion in 3Q21, considering this level as a target rather than a cap**

Provide more predictability with **minimum annual remuneration**

Adjustments in parameters of (a) gross debt, to allow **flexibility in debt management** and (b) investment on free cash flow formula to contemplate signing bonus in auctions

**Commitment to the best capital allocation**

Strengthening Petrobras' **reputation:** a company that returns gains to society and shareholders

# *SIMPLIFICATION AND IMPROVEMENT IN THE NEW SHAREHOLDERS REMUNERATION POLICY*

Minimum annual dividend of **US$ 4 billion** for fiscal years in which average **Brent prices are above US$ 40/bbl**

Gross debt ≤ **US$ 65 billion** and **accumulated positive results:**

**60% x (OCF - Investments)**

- Quarterly payments
- Possibility of extraordinary payments, regardless of indebtedness level
- In all distribution parameters, dividends cannot jeopardize the financial sustainability in the short, medium and long term



# OPTIMAL CAPITAL STRUCTURE
## *GROSS DEBT OF US$ 60 BILLION*



Gross debt evolution
US$ billion
Reduction of c. US$ 100 bn in financial debt
132
126
118
109
84
87
24
63
76
22
54
60
23
37
60
40-60%
60-40%
2014
2015
2016
2017
2018
2019
2020
3Q21
2022-26
Financial debt
Leasings

# PORTFOLIO MANAGEMENT FOR BETTER CAPITAL ALLOCATION

## VALUES MOSTLY CONCENTRATED IN E&P*

**MAIN ASSETS**

**EXPLORATION & PRODUCTION**

- Onshore and shallow water assets
- International assets
- Albacora and Albacora Leste
- Golfinho/Canapu
- Papa-Terra
- Uruguá/Tambaú
- Camarupim

**REFINING, GAS & ENERGY**

- Refineries
- Onshore gas pipelines
- Gaspetro
- Braskem
- Oil-fired thermopower plants
- Fertilizer plants

**US$ 15-25 BILLION BETWEEN 2022 AND 2026****

*impact of aprox. 50 kboed in 2022 production, average impact of c. 250 kboed in the remaining years of the plan.
** includes cash-in for the 5% of Buzios stake sold to CNOOC in 2022

# RISK MANAGEMENT

**Risk appetite** sets the maximum risk limit that Petrobras is willing to take to carry out its strategy

**The financiability of the strategic plan is tested in the resilience scenario ($35/bbl Brent in the long term)**

## EXECUTION OF THE STRATEGIC PLAN AND ACHIEVEMENT OF ORGANIZATIONAL OBJECTIVES

| FINANCIAL | COMPLIANCE, LEGAL AND REGULATORY | OPERATIONAL |
|---|---|---|
| • **Ensure liquidity and adequate leverage level**<br>• Investments that ensure **value generation and sustainable return** to shareholders and society<br>• Focus on **cost reduction**, without giving up on safety and compliance<br>• Control of commercial and financial **exposure** | • Zero tolerance for **misconduct** contrary to the principles of the Code of Ethical Conduct<br>• Zero tolerance for **non-compliance** with legal and contractual obligations<br>• Requirement of the **same conduct standards** for employees, partners and suppliers | • **Minimize operational failures** and ensure business continuity<br>• **Protection of the life, health and safety** of the workforce, communities and other stakeholders impacted by operations, as well as **preserving the environment** |

# SUPPLY AS A VALUE LEVER

- Solution for decarbonizing
- More Value Program

- Early Engagement
- Communication for continuous improvement


HIGH PERFORMANCE PARTNERSHIPS
ESG COMMITMENTS
EVA®
PORTFOLIO OF DEMANDS
RELATIONSHIP WITH SUPPLIERS

- Compliance
- Incentive alignment

- Predictability and standardization
- Volume sinergies

# RESILIENT OPERATING CASH FLOW

## YEAR 2022

| FX (R$/US$) | BRENT US$/bbl 40 | 50 | 60 | 70 | 80 |
|---|---|---|---|---|---|
| 4.5 | 11.1 | 16.9 | 22.2 | 27.4 | 32.5 |
| 5.0 | 12.7 | 18.5 | 23.7 | 28.9 | 34.0 |
| 5.5 | 14.0 | 19.8 | 25.0 | 30.1 | 35.0 |
| 6.0 | 15.1 | 20.8 | 26.0 | 31.2 | 35.8 |

## STRATEGIC PLAN 2022 - 2026

# FERNANDO ASSUMPÇÃO BORGES

*Chief Exploration and Production Officer*

# REINFORCING OUR STRATEGY OF VALUE MAXIMIZATION

**Maximize portfolio value, focusing on deep and ultra-deep waters**

## Double resilience

ECONOMICAL + ENVIROMENTAL

BRENT US$ 35/BBL IN THE LONG TERM

LOW CARBON


PETROBRAS 74

# E&P INVESTMENTS FOCUSING ON PRE-SALT


E&P CAPEX 2022 – 2026*
US$ billion
10%
26%
57.3
63%
1%
Pos-Salt
Exploration
Pre-Salt
Other
PRE-SALT
67%

- Marlim
- Marlim Sul/Marlim Leste
- Sergipe Deep Waters - SEAP
- Roncador
- Barracuda/Caratinga

- Búzios
- Tupi
- Jubarte
- Mero
- Itapu
- Sépia
- Atapu
- Berbigão/Sururu
- Sapinhoá
- BM-C-33

*Post divestments

# WE SEEK RESERVES THAT FIT THE COMPANY'S FUTURE VISION EXPLORING NEW FRONTIERS AND DISCOVERED AREAS


EQUATORIAL MARGIN
SOUTHEAST
BASINS

## EXPLORATORY CAPEX 2022-2026

*US$ billion*


Others
4%
Equatorial Margin
38%
5.5
58%
Southeast
Basins

# RES20 PROGRAM: PASSPORT TO THE FUTURE

**In 68 years.** we have produced **23 billion barrels** of oil equivalent (boe)

In the next **10 years** we aim to incorporate **20 billion boe on Petrobras operated fields**

## LEVERAGES

Investments of US$ **2.5 billion*** in high resolution **seismic aquisitions**

**Director plan per asset** enhancing value generation

Artificial Intelligence and deep technical knowledge, to develop the best reservoir models in the industry

* In the 22-26 SP horizon

# FOCUS ON VALUE MAXIMIZATION, WITH GREATER CONCENTRATION ON THE PRE-SALT


MMboed
Total production – post divestments
2.7*
2.3*
2.1*
2.7
2.4
2.2
2.8
2.5
2.4
3.0
2.7
2.5
3.2
2.8
2.6
2022
2023
2024
2025
2026
Natural gas – noncommercial production
Natural gas – commercial production
Oil production

| % of Pre-Salt in total production post divestments | 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|---|
| | 70 | 73 | 74 | 77 | 79 |

NOTE: All values consider the increase in CNOOC's share in Búzios in 1Q22 and do not consider any effect of the Sépia and Atapu Surplus Volume Auction

* With variation of +/- 4%. Reduction of 0.1 MMboed in relation to 2022 forecasts in the previous plan due to COVID effects and increased participation of CNOOC in Búzios.

# ACTIVE PORTFOLIO MANAGEMENT REINFORCED BY A NEW VALUE GENERATION CYCLE WITH EMPHASIS ON BÚZIOS

**70 kboed**
Monthly output peak in 1 well

**8 of 10**
most productive wells are in Búzios (9M21)

**TIME (YEARS) TO REACH PRODUCTION OF 600 kbpd**

| | |
|---|---|
| BÚZIOS | 1.9 |
| TUPI | 5.9 |
| MARLIM | 10.7 |

*Time from first commercial oil*



ONSHORE AND SHALLOW WATER
POST-SALT - DEEP AND ULTRA DEEP
PRE-SALT
BÚZIOS
Búzios
33%
Petrobras Oil Production
2026
1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 9M21

# TUPI

## WILL REMAIN THE LARGEST FIELD PRODUCING IN ULTRA-DEEP WATERS IN THE NEXT YEARS


Cid. Itaguaí
Cid. Mangaratiba
Cid. Paraty
Cid. Angra dos Reis
P-67
Cid. Maricá
Cid. Saquarema
P-66
P-69

**2.6 billion boe**
Accumulated production since 2009 (including partners)

**~800 kboed**
Current production (9M21 – Petrobras share)

**~US$ 4.7 billion***
CAPEX (2022 – 2026)

*WI Petrobras. CAPEX subject to approval of consortium partners and ANP

## LONG TERM MAXIMIZATION OF VALUE GENERATION

- **Large potential** for recoverable volume
- Strengthening of **the integrity and efficiency** of deployed systems
- Development and implementation of **new production projects**
- **Resilience** to low oil prices

# CAMPOS BASIN REMAINS STRATEGIC IN THE INVESTMENT PLAN

| | |
|---|---|
| New FPSOs | 3 |
| New wells | More than 100 |
| Logistics revitalization | Oil and gas pipelines + fiber optic |
| Capex 2022-26 | US$ 16 billion |
| Production 9M21 | ~700 kboed |

**PRODUCTION 2026* (kboed)**


~900
~600
New projects
~300
Without new projects

* Post divestments

# *LOW LIFTING COST REINFORCES OUR COMPETITIVENESS*

## *LIFTING COST* E&P* US$/boe


Petrobras Average
Pre-salt average
8.0
4.8
4.3
3.5
2016-20
2022-26
2016-20
2022-26

* *Without leasing cost and government taxes*

## TOTAL COST OF OIL PRODUCED US$/boe


29
12
12
5
2022-26 Average
Lifting cost
Gov Taxes
DD&A


Forward Breakeven US$/boe
20

STRATEGIC PLAN 2022 - 2026

# JOÃO HENRIQUE RITTERSHAUSSEN

***Chief Production Development Officer***

# MORE CAPEX AND MORE VALUE

## *WITH NEW PROJECTS REPRIORITIZED AND CONSTRUCTION OF OWNED PLATFORMS FOR BÚZIOS*


E&P CAPEX 2022 - 2026
US$ billion
46.5
-3.4
-1.1
6.1
4.5
2.4
2.3
57.3
2021-25 SP
FX
Búzios 90->85%
Procurement strategy of Buzios platforms
Reprioritization of Projects
Marlim divestment revision
Covid impacts and others
2022-26 SP



Integrado
Parque das
Baleias
RJ
Marlim
Búzios
Campos
Basin
Mero
Itapu
Santos
Basin
SE
Sergipe Águas
Profundas

# LEADER IN FPSO PROJECTS

## 15 NEW FPSOs IN 6 FIELDS: 2022 - 2026

| 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|
| Mero 1 FPSO Guanabara* 180Kbpd | Búzios 5 FPSO Alm. Barroso* 150Kbpd | Búzios 6 ° FPSO Alm. Tamandaré* 225Kbpd | Búzios 7° P-78 180Kbpd | SEAP 1 P-81 120Kbpd |
| | Itapu P-71 150Kbpd | Mero 3 FPSO Mal. Duque de Caxias* 180Kbpd | Mero 4 FPSO Alexandre de Gusmão* 180Kbpd | Búzios 9° P-80 225Kbpd |
| | Marlim 1 FPSO A. Garibaldi* 80Kbpd | IPB FPSO Maria Quitéria* 100Kbpd | Búzios 8° P-79 180Kbpd | Búzios 10° P-82 225Kbpd |
| | Marlim 2 FPSO Anna. Nery* 70Kbpd | | | |
| | Mero 2 FPSO Sepetiba* 180Mbpd | | | |

Pre-salt in construction

Pre-salt under procurement/to be contracted

Post-salt in construction

Post-salt under procurement

* Leased unit

# VALUE GENERATION IN A TYPICAL PRE-SALT PROJECT

## MORE COMPLEX FPSOs WHILE KEEPING PROJECT'S AVERAGE BUDGET



**STRATEGIC PLAN 2022- 2026**

**US$ 4-6 billion**


59%
22%
19%

Relative to Pre-Salt projects with owned units:
Capacity from 150 to 225 Kbpd

### PRODUCTION UNIT

**FPSOs COMPLEXITY INCREASE**

- ↑ Production Capacity
- ↑ $CO_2$ separation and reinjection
- ↑ Operational efficiency

### SUBSEA SYSTEMS

**AVERAGE CONNECTION COST PER WELL (US$ Million)**


60
50
40
SP 21-25
SP 22-26

Average reduction of 9% ▼

### WELLS

**AVERAGE CONSTRUCTION COST PER WELL (US$ Million)**


70
60
50
SP 21-25
SP 22-26

Average reduction of 5% ▼

# PROGRAM FOR MANAGEMENT OF FLEXIBLE PIPELINES INTEGRITY
## *POSITIVE RESULTS TO MITIGATE THE IMPACTS OF CORROSION*

**R&D – increase in expertise** → **Special tools for subsea inspection** → **Pipeline replacement – mitigated or immune**

### Results achieved by controlling the issue

- Enhancement of engineering models to extend the useful life of pipelines
- New inspection technologies: cost savings of around US$ 500 million in 2021
- 35% reduction in production losses compared to the forecast in 2021

### Ongoing initiatives to ensure definitive solutions

- Expanding the supplier base for special inspection tools
- Development of new products/flexible pipelines qualified for SCC-CO2



# BUZIOS: LOOKING AHEAD

## US$ 23 BILLION CAPEX* INCLUDING VALUE MAXIMIZATION TECHNOLOGIES AND INITIATIVES



5
150 Kbpd FPSOs



2
180 Kbpd FPSOs



3
225 Kbpd FPSOs

4 production units already in operation and 6 planned to start operation in the 2022-2026 Strategic Plan

*Petrobras share - 2022-2026 period*

- New generation of FPSOs with processing capacity from 180 to 225 Kbpd

- 8" rigid lines – higher productivity and injectivity
- New riser system configuration

- Alternate water and gas injection to recover oil trapped in the reservoir
- Intensive use of open hole intelligent completion

| Installed Capacity (bpd) | 2021 | 2026 |
|---|---|---|
| | 600K | > 1,7MM |

# MERO, FIRST FIELD WITH HISEP® TECHNOLOGY



Mero
Field
FPSO Alexandre de Gusmão
FPSO Mal. Duque de Caxias
HISEP®
Mero 4
Mero 3
Mero 2
FPSO Sepetiba
Mero FR
FPSO Pioneiro de Libra
Mero 1
FPSO Guanabara

## FPSO Guanabara

Final commissioning stage



## HISEP®

Subsea High Pressure Separation System Technology will be deployed in Mero 3



# WE ARE READY TO DEVELOP A NEW FRONTIER IN SERGIPE DEEP WATERS

| 1st oil SEAP I | Capacity (Kbpd) | Gas export (Million m³/d) | 1st oil SEAP II |
|---|---|---|---|
| 2026 | 120 | 8 | After 2026 |



Gas pipeline implementation
SE
SEAP II
SEAP I

## PRODUCTION UNITS

- First FPSO bidding process in 2021 using BOT model (Build-Operate-Transfer)
- Development in ultra deep WD (>2.400 m)

# INCREASE IN INSTALLED GAS FLOW CAPACITY AND S-10 DIESEL PRODUCTION



RJ

## INTEGRATED ROUTE 3 PROJECT

- Physical progress: >90%
- Operation start-up in 2022
- System capacity increased by 21 MM m³/d



SE
Gas pipeline implementation
SEAP II
SEAP I

## PIPELINE TO EXPORT SEAP GAS

- Implementation of a new gas flow system with a capacity of 18 MM m³/d
- Project in the planning stage and expected to start operations beyond the 2022-2026 horizon



REPLAN
REDUC
REVAP

## EMISSIONS REDUCTION: HDTs TO DIESEL S-10 PRODUCTION

- Adaptation in Reduc and Revap and a new unit in Replan
- Increase production capacity for S-10 diesel by 132 kbpd

# STRATEGIC PLAN 2022 - 2026

## RODRIGO COSTA

*Chief Refining and Natural Gas Officer*

# WE STRENGTHENED OUR TRANSFORMATION STRATEGY

**Operated assets focused on proximity to oil and gas supply and the consumer market**

**Focus on marketing our own gas and optimizing the thermoelectric portfolio**

**MORE VALUE**


OPERATIONAL EFFICIENCY
+
NEW PRODUCTS
ACTIVE PORTFOLIO MANAGEMENT

# ACTIVE PORTFOLIO MANAGEMENT

## *ASSETS CLOSE TO THE SUPPLY OF OIL AND GAS AND THE CONSUMER MARKET*



Refining and Natural Gas assets
92% of oil and NG production in the southwest

| | 2021 | 2026 |
|---|---|---|
| **REFINING** | 13 refinaries<br>**Capacity**<br>**2.2 MMbpd** | Refineries between **RJ – SP***<br>**Capacity**<br>**1.2 MMbpd** |
| **ENERGY** | Thermal Power Plants NG/ Fuel Oil / participations<br>**Capacity**<br>**6.1 GWmed** | Thermal Power Plants<br>**NG with high efficiency**<br>**Capacity**<br>**4.0 GWmed** |
| **NATURAL GAS** | Natural Gas Processing Units :<br>**66 MM m³/d**<br>Regasification Terminals:<br>**37 MM m³/d** | Natural Gas Processing Units:<br>**84 MM m³/d**<br>Regasification Terminals:<br>**50 MM m³/d** |

**New Divestment Process : REFAP, REPAR and RNEST*

# *ENERGY AND OPERATIONAL EFFICIENCY REFTOP*

*POSITIONING PETROBRAS AMONG THE BEST REFINERS IN THE WORLD IN EFFICIENCY AND OPERATIONAL PERFORMANCE*

CAPEX
US$ 300 million

**1st quartile of industry ***

## Greater Value Generation

Raise the **processing** capacity of **pre-salt** oil to **100% in 2025**

## More Energy Efficiency

**GHG index:** from 40 Kg CO2e/CWT in 2021 to **36Kg CO2e/CWT in 2025**

**Energy Consumption:**
21% reduction by **2025**

## Greater Reliability

Operational Availability 96% in 2021 to ≥ **97% in 2025**

## More Digital Innovation

Extend the use of **drones, robots, digital twins and artificial intelligence**

*Benchmark Refiners USA

# *HIGHER QUALITY PRODUCTS*

## *REPLACEMENT OF S-500 DIESEL BY S-10 AND GROUP I BASE OIL LUBRICANTS BY GROUP II*

**DIESEL**


2021
2026
53%
47%
100%
S-500
S-10

CAPEX
**US$ 2.6 billion**

**REFINING CAPACITY EXPANSION**

**GASLUB Cluster**

Operational Integration **REDUC-GASLUB**

**Base oil production for Group II lubricants: 12 Kbpd**

**Additional S-10 diesel and jet fuel capacity : 93 Kbpd**

**RNEST - Revamp and Train 2**

**+ 145 Kbpd of oil**

**Additional S-10 diesel capacity : 95 Kbpd**

**Diesel quality**

New production unit at REPLAN

Adaptations in REDUC and REVAP

**Additional S-10 diesel capacity : 132 Kbpd**

*HDT: Hydrotreatment unit / HCC: Catalytic Cracking Unit / HIDW: hydroisodesaffination unit*

# SUSTAINABLE AND RESILIENT REFINING

## OUR JOURNEY TO OILPRODUCTS OUTPUT WITH LOWER GHG EMISSIONS

**CURRENT VIEW**

**CO-PROCESSING REPAR (CAPACITY: 114 Kt/a)**

Refined Soybean Oil and Diesel → HDT → Diesel with renewable content 5%

*Adaptations for operations start-up completed*

**FUTURE VIEW**

**CO-PROCESSING REPLAN and RPBC CAPACITY: 505 Kt/a**

Refined soybean Oil and Diesel → HDT → Diesel with renewable content 5% to 7%

**DEDICATED PLANT CAPACITY: 500 to 1000 kt/a**

Renewable raw material → DEDICATED PLANT → Renewable diesel and BioJet fuel

*Regulatory evolution necessary to recognize renewable diesel for mandatory addition to fossil diesel*

CAPEX
**US$ 600 million**

# WE REMAIN COMMITTED TO OPENING THE NATURAL GAS MARKET

## Market Opening Actions

### DIVESTMENT

- ✓ Divestment TAG
- ✓ Divestment NTS
- Divestment GASPETRO - Signing
- Divestment TBG e TSB - Binding Phase

### ACCESS TO INFRASTRUCTURES

- ✓ No preference in infrastructure
- ✓ Indication of movement capacity
- ✓ Integrated flow system
- ✓ Integrated processing system
- ✓ Access to Guamaré

### SUPPLY

- ✓ Reduction of gas purchase from Bolivia from 30 to 20 MM $m^3$/d
- ✓ TRBA Leasing, 20 MM $m^3$/d
- ✓ Reduction of gas purchases with the termination of contracts with partners/third parties

## New forms of gas sales

- Diversification of contractual terms
- Introduction of new indexes in contracts
- Choice of products with more flexibility

**Products suited to customer needs**

# INVESTMENTS FOCUSED ON EFFICIENCY AND NEW PRODUCTS

## REFINING, GAS AND ENERGY CAPEX 2022 - 2026

*US$ billion*

**Thermal Plant Modernization**
**Route 3**
G&E Scheduled Stoppages
HSE



14%
7.1
52%
34%

**New Products and Refining Capacity Expansion**
GASLUB cluster
RNEST: REVAMP and 2nd Train
HDT: New Plant and Adaptations
Biorefining: Renewable Diesel and BioJet fuel

**Energy and Operational Efficiency of Refining**
RefTOP
Refining Scheduled Stoppages
HSE

# 2022 – 2026 STRATEGIC PLAN

**CLÁUDIO MASTELLA**
*Chief Trading and Logistics Officer*

# TRADING AND LOGISTICS

## COMPETITIVE, SAFE AND EFFICIENT PERFORMANCE

- Focus on customer needs
- Digital transformation for greater agility
- Optimization in the use of owned and chartered assets
- Focus on reducing emissions and carbon footprint
- Partnerships to increase efficiency in the supply chain
- Competitiveness in sales
- Diversification of modes of transport
- Development of new markets for oil and oil products

# PETROBRAS PORTFOLIO
## RESILIENT , WELL POSITIONED AND COMPETITIVE OPERATION

**LOGISTICS INTEGRATING REFINING, OIL PRODUCTION AND MARKETS**
**SOUTHEAST AND CENTRAL WEST**

- Logistics connecting pre-salt and 5 refineries
- 6 waterway terminals
- 15 onshore terminals
- Pipeline system connecting oil production to refining and markets
- Refining cluster located in the most relevant market in the country



Brasilia
SP
RJ
Ribeirão Preto
REPLAN
Paulínia
Guarulhos
Barueri
RECAP
RPBC
São Caetano
Cubatão
SANTOS
Volta Redonda
Japeri
REVAP
Campos Elíseos
Cabiúnas
REDUC
GASLUB
ANGRA DOS REIS
SÃO SEBASTIÃO
BAIA DE GUANABARA

ONSHORE TERMINAL | WATERWAY TERMINAL | REFINERY | PIPELINES

**PREPARED TO SERVE THE DOMESTIC AND GLOBAL MARKETS**



***Expansion of the global customer portfolio through the development of new markets and increased competitiveness***

# PETROBRAS PORTFOLIO

## OPERATIONAL FLEXIBILITY BETWEEN OWNED AND CHARTERED ASSETS GENERATING COMPETITIVENESS IN THE GLOBAL MARKET

**Lean structure of strategically located international offices covering the main trading hubs**

**Flexibility in oil transshipment options**

**Optimization of the ship fleet seeking a balance between owned and chartered assets**



ROTTERDAM
HOUSTON
SINGAPORE

**Transshipment points**

- Owned
- Chartered (or chartering option)

**Fleet of ships for trading**



35%
Owned
65%
Chartered

Average of the last 6 years

# WE IMPROVED OUR PERFORMANCE
## IN E&P LOGISTICS SUPPORT RELATIVE TO OTHER OIL AND GAS COMPANIES

**2018** — **2021** — **FUTURE**



1Q
2Q
3Q
4Q

**MARITIME**
From 3rd to 2nd industry quartile

**AIR**
From 2nd to 1st industry quartile

**TERRESTRIAL**
Maintenance on the 1st industry quartile

Spotted opportunities were implemented and allowed for **cost reduction** and **process efficiency**

**Advances in** Petrobras' E&P **logistics** support **greater than the industry average**

### *Emissions Reduction*
- Itinerary optimization and vessel speed control
- Hybrid vessels

### *Digital Transformation*
- Drones for cargo transportation and environmental monitoring
- Process automation and systems integration

### *Operational Efficiency*
- Integrated view of demand, improving the sizing and allocation of resources

# WE ARE REMOVING LOGISTIC BOTTLENECKS AND IMPROVING THE SAFETY AND EFFICIENCY OF OUR OPERATIONS

## Investment in pipelines and terminals

Investments in increased capacity and operational flexibility



## Competitiveness in owned terminals

Implementation of dolphins to increase oil transshipment capacity in owned terminals, generating greater flexibility and lower cost per operation



## Reduction of clandestine tappings

50% reduction in thefts between 3Q20 and 3Q21

Cooperation with public authorities seeking to mitigate risks to life, the environment and to supply



Number of fuel thefts in Brazil
14
71
227
261
203
201
86
2015
2016
2017
2018
2019
2020
9M21

# INVESTMENTS IN TRADING AND LOGISTICS

## T&L CAPEX 2022-26*

*US$ billion*



Other
1%
19%
21%
59%
1.8

**Expansion**

**Oil transshipment**

**Operational Safety**

Operational Safety **(PRO-DUTOS)**

Pipeline replacement

**OPASA and OBATI**

**Operational Efficiency**

Pipelines and terminals maintenence

**Diversification of modes to access new markets**

** Post divestment*

# SANTOS TERMINAL

Essential terminal for the flow of products from the four refineries in São Paulo

Strategic location close to the most dynamic oil products markets in the country



## Results

- **Auction held** on 11/19/2021
- Winning offer (larger area) in the amount of R$ 558.2 million

| Commitments/ Estimated Investments* | R$ 625.7 million |
| --- | --- |

* Auction guidelines estimates

# 2022 – 2026 STRATEGIC PLAN

**NICOLÁS SIMONE**
*Chief Digital Transformation and Innovation Officer*

# DIGITAL TRANSFORMATION AND INNOVATION STRATEGY

*US$1.6 BILLION INVESTMENT*


INNOVATION
INFORMATION SECURITY
GO LEAN
GO DIGITAL

## EXPECTED RESULTS FOR THE 2022 – 2026 HORIZON

- Superior to **120** PFLOPS Rpeak of HPC in 2025
- **80%** Processes digitized by 2026, focusing on process robotization
- **More than 1200** Agile Teams in 2026
- **More than1200** active patents in 2025
- **More than 25k** Employees trained and re-qualified in digital by 2026


Technological Platform Integration
AI and Analytics
Digital Twins
IoT
Innovation in Refining
Agile at Scale
Migration to SAP 4HANA
Augmented Reality
Innovation in Pre-Salt Production Systems
Robotization
DTI Academy
HPC High-Performance Computing
Connectivity

# PROTAGONISM AND PROACTIVENESS IN TECHNOLOGICAL PROTECTION

## BOOSTING INFORMATION SECURITY

CKN - *Cybersecurity Knowledge Network*



Company 2
Company 3
Company 4
Company N
MATURITY EVOLUTION
INCIDENT RESPONSE TEAM
REAL TIME MONITORING
RISK MANAGEMENT
SECURITY CLOUD JOURNEY
CONTINUITY MANAGEMENT
TRAINING PROGRAMS
IDENTITY MANAGEMENT
THREAT INTELLIGENCE
INFORMATION SECURITY GOVERNANCE
OT CYBER SECURITY
BR PETROBRAS
SECURITY AWARENESS
DATA PROTECTION
ACCESS MANAGEMENT
SAFE DEVELOPMENT
COMMUNICATION CHANNELS
LEAKAGE PREVENTION
SOX CERTIFICATION
DEFENSE TECHNOLOGIES
SECURITY BY DESIGN
SECURITY DIVESTIMEN
PRIVACY

- Technologies
- People
- Processes

- Budget 7 times higher in 2022 compared to 2019
- National protagonism in promoting the collaboration network in cyber defense - CKN

# DIGITAL TRANSFORMATION AND INNOVATION IN BUSINESS

## EXPLORATION & PRODUCTION

- Pre-salt connectivity (Optical Mesh + 5G LTE + Medium Earth Orbit)
- From *HPC to Quantic Computing for Seismic Imaging and Reservoir Simulations
- Use of AI to reduce exploratory risk
- AUV**** for surveillance and seismic
- High Reliability Flowlines and Wells
- O&G Subsea Processing Systems and Autonomous Subsea Injectors
- FPSO All Electric and NUF**

## REFINING

- Advanced Digital Twins with AI
- Massive use of AI, focusing on efficiency and operational safety
- BioJet and Biodiesel production Technologies
- Conversion, energy efficiency, and operational availability improvement technologies

## G&E

- Natural Gas processing efficiency improvement technologies
- AI use in maintenance and operation processes
- Low-emission electric power generation technologies
- Optimization and digitization of the Gas processing chain allowing access to new business models

## TRADING AND LOGISTICS

- CRM Platform for Trading and G&E
- Predictive Analytics (AI) for products logistics
- Implementation of connectivity LTE *** 4G/5G for warehouses and ports
- Marine BioFuels

*HPC = High Performance Computing

**NUF = Normally Unattended Facilities

***LTE = Long Term Evolution (4G/5G)

****AUV = Autonomous Underwater Vehicle

**DOUBLE RESILIENCE** – **EFFICIENCY** – **COMPETITIVENESS**

# DIGITAL TRANSFORMATION AND INNOVATION IN THE CORPORATE AREA

## Automation and Digitalization

- Machine Learning with automated supply chain
- Automated and intelligent supply chain
- Automation, digitalization and integration of corporate services focused on user experience
- Automation of internal controls for greater compliance and efficiency

## Integration of New Technology Platforms

- Migration to SAP S/4 HANA
- Use of cloud platforms to accelerate digital transformation (CloudFirst)
- Corporate LABs and accelerators focused on efficiency, safety and innovation (*Corporate Lab, Safety Lab* e *Cyber Secutiry Lab*)

## AI - Analytics

- Massive use of AI in corporate processes: Legal, SMS, Accounting, Tax, Governance, Procurement , Audit, Ombudsman and Compliance
- Use of Blockchain in the Financial Area and Logistics Chain

## New Models of Work and Agility

- Agile at scale (growing 250 agile teams per year)
- Lean and Agile mindset in engineering projects
- Apps and IoT for Smart Office optimizing building occupancy
- Adoption of Smart Building concept, with a focus on sustainability

**Migration to the cloud with a reduction, by 2024, of more than 40% of the applications portfolio**



PETROBRAS

# PETROBRAS DAY 2021

# INVESTING RESPONSIBLY

VALUE CREATION • ENVIRONMENT • SOCIAL • GOVERNANCE